                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                         Butler National Corporation
                 ---------------------------------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
                 ---------------------------------------------
                        (Title of Class of Securities)

                                 123720104
                 ---------------------------------------------
                               (CUSIP Number)

                               Joseph P. Daly
                             497 Circle Freeway
                           Cincinnati, Ohio 45246
                              (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                             December 21, 2015
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    1,420,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         1,420,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,420,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.26%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                            13D
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    400,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         400,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              400,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.64%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      123720104                           13D
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Rincon, PR, USA
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    1,410,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         1,410,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,410,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.24%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), $.01 value per share ("Share"), of Butler National Corporation, a Kansas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 19920 West 161st Street, Olathe, Kansas 66062.

         ITEM 2. IDENTITY AND BACKGROUND.

        NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE
PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP
IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1) (a) Joseph P. Daly
(b) 497 Circle Freeway, Cincinnati, OH 45246
(c) Owner, Essig Research Inc.
(d) No
(e) No
(f) U.S.A.

(2) (a) Karina Daly
(b) 497 Circle Freeway, Cincinnati, OH 45246
(c) Administrator
(d) No
(e) No
(f) USA

(3) EssigPR, Inc. is a C Corporation, controlled by Joseph P. Daly, which provides technical consulting services. The address of EssigPR is 36 CARR 413, Rincon, PR 00677.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $266,123


Karina Daly                            76,389


EssigPR, Inc.                         285,308


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares for investment purposes.
The Reporting Persons are continuing to review the performance of their investment and their investment alternatives. As part of their ongoing review of their investment in the Shares, the Reporting Persons may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may explore other alternatives with respect to their investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.




         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 3,230,000 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly              1,420,000        2.26%


Karina Daly                  400,000        0.64%


EssigPR Inc.               1,410,000(2)     2.24%
                           ------------     -------

TOTAL                      3,230,000        5.14%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding,as reported in the Issuer's 10-Q for the quarter ended
October 31, 2015 is 62,860,098 Shares (as of December 4, 2015).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly


 (b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c)  Transactions for the 60 days prior to the date of this Schedule 13D :


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                               11/02/2015                    20000                    0.18
Joseph P. Daly                               11/03/2015                    12500                    0.18
Joseph P. Daly                               11/06/2015                    12500                    0.17
Joseph P. Daly                               11/16/2015                    23400                    0.16
Joseph P. Daly                               11/16/2015                    21600                    0.17
Joseph P. Daly                               11/23/2015                     2500                    0.16
Joseph P. Daly                               11/23/2015                    45000                    0.17
Joseph P. Daly                               11/30/2015                     7500                    0.17
Joseph P. Daly                               11/30/2015                     9300                    0.18
Joseph P. Daly                               12/04/2015                     2500                    0.18
Joseph P. Daly                               12/04/2015                    23200                    0.19
Joseph P. Daly                               12/10/2015                    10000                    0.19
Joseph P. Daly                               12/11/2015                    25000                    0.19
Joseph P. Daly                               12/14/2015                    25000                    0.18
Joseph P. Daly                               12/15/2015                    10000                    0.18
Joseph P. Daly                               12/16/2015                    86500                    0.15
Joseph P. Daly                               12/16/2015                     5900                    0.14
Joseph P. Daly                               12/18/2015                    68500                    0.16
Joseph P. Daly                               12/18/2015                    90500                    0.17
Joseph P. Daly                               12/21/2015                    50000                    0.16
Joseph P. Daly                               12/29/2015                    12000                    0.19
Joseph P. Daly                               12/29/2015                     2500                    0.18
Karina Daly                                  12/01/2015                    29400                    0.18
Karina Daly                                  12/02/2015                     8195                    0.19
Karina Daly                                  12/04/2015                    12405                    0.17
Karina Daly                                  12/07/2015                    20000                    0.18
Karina Daly                                  12/18/2015                    31600                    0.17
Karina Daly                                  12/21/2015                     2500                    0.15
Karina Daly                                  12/21/2015                    27500                    0.16
Karina Daly                                  12/28/2015                    17500                    0.18
EssigPR                                      11/06/2015                     2000                    0.17
EssigPR                                      11/13/2015                     2000                    0.16
EssigPR                                      11/23/2015                     1500                    0.16
EssigPR                                      11/25/2015                     2500                    0.17
EssigPR                                      11/25/2015                    10980                    0.18
EssigPR                                      12/18/2015                    47000                    0.17
EssigPR                                      12/18/2015                    37500                    0.16
EssigPR                                      12/21/2015                    20000                    0.16
EssigPR                                      12/21/2015                    34300                    0.17
EssigPR                                      12/22/2015                     2500                    0.17
EssigPR                                      12/22/2015                     8978                    0.18
EssigPR                                      12/22/2015                     5000                    0.19
EssigPR                                      12/23/2015                    10722                    0.19



             All transactions were effectuated through open-market purchases.

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           None.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                           None.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2015
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly



                                               /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly


EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly